Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

Ladies and Gentlemen:

By means of this letter, I authorize Michael McGrane and David L. Weinberg, or either of them individually, to sign on my behalf all forms required under Section 16(a) of the Securities Exchange Act of 1934, as amended, relating to transactions involving the stock or derivative securities of Columbia Laboratories, Inc. Either such individual is accordingly authorized to sign any Form 3, Form 4, Form 5 or amendment thereto that I am required to file with the same effect as if I had signed it myself.

This authorization, signed this 23rd day of August, 2004, shall remain in effect until revoked in writing by me.

Yours truly,

/S/ Stephen G. Kasnet
Stephen G. Kasnet
Director

354 Eisenhower Pkwy
Livingston, NJ 07039

TEL: (973) 994-3999
FAX: (973) 994-3001